May 15, 2015

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Maryse Mills-Apenteng, Special Counsel
Ji Shin, Attorney-Advisor

Re:	Net Element, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 8, 2015
File No. 001-34887

Dear Ms. Mills-Apenteng and Ms. Shin:

This letter is on behalf of Net Element, Inc. (the “Company,” “we,” “our” or “us”) in response to your comments of May 13, 2015 relating to the above-referenced Preliminary Proxy Statement on Schedule 14A (the "Filing").

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Proposal 2, Page 15

1.	For clarity, please revise to disclose the number of shares of common and preferred stock that are currently authorized, as well as the number of shares that are reserved for issuance without giving effect to the amendment to the certificate of incorporation.

Response

The following disclosures have been added in and immediately following the second paragraph under "Reason for the Increase of Authorized Shares" in Proposal 2 to disclose the number of shares of common and preferred stock that are currently authorized, as well as the number of shares that are reserved for issuance without giving effect to the amendment to the certificate of incorporation:

“Prior to the proposed increase of the number of shares of authorized Common Stock (i.e., without giving effect to the amendment to the Company’s Amended and Restated Certificate of Incorporation), (a) 200,000,000 shares of Common Stock are authorized, of which 46,911,282 shares of Common Stock were issued and outstanding as of May 4, 2015; and (b) 1,000,000 shares of the Company’s preferred stock are authorized for issuance, of which, 5,500 shares of the Preferred Stock are issued or outstanding as of May 4, 2015.

18,179,516 shares of Common Stock are currently reserved for issuance pursuant to the Company’s securities (other than the securities issued or issuable pursuant to the Certificate of Designations, the Preferred Purchase Agreement and related documents, the Notes, the Warrants and the Note Purchase Agreement and related documents) exercisable or exchangeable for, or convertible into, Common Stock.

In addition, initially, 9,501,850 shares of Common Stock are currently reserved for the issuance pursuant to the terms of the Certificate of Designations upon conversion, amortization, payment of dividends, as part of the make-whole amount or otherwise of, or with respect to, the Preferred Stock issued pursuant to the Preferred Purchase Agreement.

Further, (a) 25,000,000 shares of Common Stock are currently reserved for the issuance pursuant to the terms of the Notes upon conversion, amortization, payment of interest, and as part of the make-whole amount, or otherwise of, or with respect to, the Notes and (b) the amount of shares equal to 130% of the maximum number of the shares of Common Stock issuable pursuant to the Warrants, each as of the trading day immediately preceding the applicable date of determination (without taking into account any limitations on the exercise of the Warrants set forth in the Warrants) is reserved for the issuance(s) from time to time in connection with the exercise of the Warrants.

None of the shares of Company’s preferred stock is reserved for issuance.”

Proposal 3, page 16

2.	We note your statements on pages 21 and 25 that the number of shares of common stock issuable upon the conversion of the preferred stock and the notes is not determinable. However, to facilitate understanding, please provide an illustrative chart reflecting a reasonable range of the number of shares issuable upon conversion of the preferred stock and notes using the current market price of your common stock or the average market price during a recent period.

Response

The following disclosures have been added in the third paragraph under "Why We Need Stockholder Approval" in Proposal 3 to provide an illustrative chart reflecting a reasonable range of the number of shares issuable upon conversion of all of the preferred stock using the current market price of the Company’s common stock:

“However, to facilitate understanding, below is an illustrative chart reflecting a range of the number of shares of Common Stock issuable pursuant to the terms of the Certificate of Designations upon conversion, amortization, payment of dividends, as part of the make-whole amount or otherwise of, or with respect to, the Preferred Stock using, solely for illustration purposes, weighted average price of Common Stock on May 13, 2015 (however, the Market Price will fluctuate and may be different on the applicable date of determination; this also assumes that the Market Price will be lower than the Preferred Fixed Conversion Price as of the applicable date of determination):

Stated Amount of Preferred Stock	Total Dividend (Including Make- Whole Amount)	Total Stated Amount plus Dividend (Including Make-Whole Amount)	For Illustration Purposes Only, Total
Number of Shares of Common Stock
Issuable Upon Conversion of the
entire Stated Amount Plus Dividend
(including Make-Whole Amount)
based on Conversion Price of $0.777
(calculated as 92% of the weighted
average price of Common Stock on
May 13, 2015)
$5,500,000	$990,000	$6,490,000	8,352,638

[End of quote]”

Further, the following disclosures have been added in and after the second paragraph under "Why We Need Stockholder Approval" in Proposal 4 to provide an illustrative chart reflecting a reasonable range of the number of shares issuable upon the conversion of all the notes and the exercise of all warrants using the current market price of the Company’s common stock:

“However, to facilitate understanding, below is an illustrative chart reflecting a range of the number of shares of Common Stock issuable pursuant to the terms of (a) the Notes upon conversion, amortization, payment of interest, and as part of the make-whole amount, or otherwise of, or with respect to, the Notes and (b) the Warrants using, solely for illustration purposes, weighted average price of Common Stock on May 13, 2015 (however, the Market Price will fluctuate and may be different on the applicable date of determination; this also assumes that the Market Price will be lower than the Note Fixed Conversion Price as of the applicable date of determination):

(a) Notes:

Principal Amount of the Notes	Total Interest (including Make- Whole Amount)	Total Principal Amount Plus Total Interest (Including Total Make-Whole Amount)	For Illustration Purposes
Only, Total Number of
Shares of Common Stock
Issuable Upon Conversion
of the Entire Principal
Amount Plus Total Interest
(including Total Make-
Whole Amount) based on
Conversion Price of $0.785
(calculated as 93% of the
weighted average price of
Common Stock on May
				13, 2015)
Currently Issued Notes	$5,000,000	$1,050,000	$6,050,000	7,707,007
Additional Notes Which May be Potentially Issued	$10,000,000	$2,100,000	$12,100,000	15,414,013
Total:	$15,000,000	$3,150,000	$18150,000	23,121,020

(b) Warrants:

For Illustration Purposes Only, Total Number of Shares of Common Stock
Issuable Upon Exercise of all Warrants (calculated as 88% of the shares of
Common Stock underlying the Notes (as determined in the Notes illustrative chart above))
Currently Issued Warrants	6,782,166
Additional Warrants Which May be Potentially Issued if Additional Notes are Issued	13,564,332
Total:	20,346,498

In the above illustration, it is assumed that the Note Investors will elect to purchase additional Notes of the Company for the entire $10,000,000 along with related Warrants. The actual conversion price for such additional Notes, if issued, would be determined as of the applicable date of determination, and such conversion price would be the lower of the then determined fixed conversion price of such additional Notes and the then applicable Market Price. In addition, since the number of Warrants to be issued to the Note Investors is a function of the number of shares underlying the Notes, the number of Warrants may be greater or lesser than the number of Warrants set forth in the table above.

[End of quote]”

If you have any additional questions or comments, please feel free to contact me directly at 305-588-0122 or Serge Pavluk of Snell & Wilmer L.L.P. at 714-427-7442.

Sincerely,

/s/ Jonathan New

Jonathan New

Chief Financial Officer

Net Element, Inc.